

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 13, 2024

Mike Ballardie
Chief Executive Officer
Connexa Sports Technologies Inc.
2709 North Rolling Road, Suite 138
Windsor Mill, MD 21244

>   **Re: Connexa Sports Technologies Inc.**
>   **Form 10-K for Fiscal Year Ended April 30, 2023**
>   **Filed September 14, 2023**
>   **File No. 001-41423**

Dear Mike Ballardie:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended April 30, 2023

Report of Independent Registered Public Accounting Firm, page F-2

1.   We note the audit opinion included in your filing only provides audit coverage as of and for the year ended April 30, 2023. Please obtain from your independent registered public accounting firm, an audit opinion that provides audit coverage for all periods presented in your filing.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Dale Welcome at 202-551-3865 or Kevin Stertzel at 202-551-3723 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing